Professionally Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, CA 91741

July 5, 2017

VIA EDGAR TRANSMISSION

Division of Investment Management
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:
Professionally Managed Portfolios (the “Trust”)
File Nos.: 333-218614 and 811-05037
Form N-14 regarding Reorganization of Century Shares Trust, a series of Century
Capital Management Trust into the Congress Large Cap Growth Fund, a series of
Professionally Managed Portfolios

Dear Mses. Larkin and Hamilton,

This correspondence is being filed under Rule 145 under the Securities Act of 1933 (the “1933 Act”) in response to your oral comments provided on June 27, 2017, to Elaine E. Richards, Esq. and Aaron J. Perkovich, President and Treasurer, respectively, of the Trust and other staff of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Registration Statement filed on Form N‑14 on June 8, 2017 (the “Registration Statement”).  The Registration Statement was filed pursuant to Rule 145 under the 1933 Act for the purpose of merging one existing series of the Century Capital Management Trust (the “Century Trust”) into an existing series of the Trust.  Specifically, the Trust is proposing that Century Shares Trust (the “Century Fund”), a series of the Century Trust, be reorganized into Congress Large Cap Growth Fund, an existing series of the Trust.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

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The Trust’s responses to your comments are as follows:

1.
With respect to the section entitled “Questions and Answers,” on Pages ii and iii, under the heading “Question:  How will the Reorganization affect the fees and expenses I pay as a shareholder of the Century Fund,” the Staff observes that the following disclosure is provided: “Congress is permitted, with the approval of the PMP Trust Board, to be reimbursed for fee reductions and/or expense payments made in the prior 36 months.”  The Staff’s position is that any recapture should occur within 3 years of the specific waiver or reimbursement.  Please confirm supplementally that this will occur in practice.

In addition, please confirm whether the Expense Cap can be changed.  If so, please confirm supplementally that any recapture is limited to the lesser of Expense Cap in place at time of waiver or the Expense Cap in place at the time of recapture.

The Trust responds supplementally to confirm that in accordance with the Fund’s Investment Advisory Agreement and Operating Expenses Limitation Agreement, with Board approval, the Advisor will only be permitted to recapture fees waived or expenses reimbursed from the Fund if such recapture occurs within 3 years (or 36 months) of the specific waiver or reimbursement.  The Trust has made this disclosure not only within the Q&A section, but also on page 17 of the Combined Proxy Statement/Prospectus.

Additionally, the Trust confirms supplementally that the Expense Cap can be changed with approval from the Board.  Should that occur, the Trust confirms that any recapture is limited to the lesser of the Expense Cap in place at the time of the waiver or the time of the recapture.  The Trust has made this disclosure not only within the Q&A section, but also on page 17 of the Combined Proxy Statement/Prospectus.

2.	With respect to the Fees and Expenses of the Fund table on Page 9, please confirm supplementally that all fees presented in the fee table are current fees.

The Trust responds by confirming supplementally that the table reflecting the Fees and Expenses of the Fund reflect current fees and expenses as of April 30, 2017, as disclosed on page 9.  The reason this date was selected is that it coincides with the financial statements prepared and issued by the Century Funds for the semi-annual period ending April 30, 2017.

3.
With respect to the Fees and Expenses of the Fund table on Page 9 and the column entitled “Acquiring Fund, Institutional Class (Pro Forma Combined),” please consider replacing “None” with the number 0 for the line item “Fee Waiver/Expense Reimbursement” and replacing “N/A” with 0.74% for the line item “Total Annual Fund Operating Expenses (After Fee Waiver/Expense Reimbursement)”.

The Trust responds by making the changes as suggested.

4.
With respect to the Fees and Expenses of the Fund table on Page 9, please confirm supplementally whether Congress Asset Management LLP will still be able to recoup previously waived fees and expenses after the Reorganization.

The Trust confirms supplementally that Congress Asset Management LLP will still be able to recoup previously waived fees and expenses after the Reorganization.

5.	With respect to the Capitalization table on Page 12, please round to 2 decimal places.

The Trust confirms that it will make the suggested change to the Capitalization table.

6.
With respect to the Capitalization table on Page 12, please explain the pro forma adjustments, since income statement adjustments should not flow into the capitalization table, and the adjustments shown should reflect what is in the balance sheet.  In addition, the Staff notes that the NAV of the Acquiring Fund should not change in the capitalization table.

The Trust agrees with the Staff’s assessment and has made the following changes to the Capitalization table:

Capitalization

The following table sets forth as of April 30, 2017, the capitalization of the Century Fund and the pro forma combined capitalization of the Acquiring Fund, giving effect to the proposed Reorganization as of that date:
	Century Fund, Institutional Class (current)	Acquiring Fund, Institutional Class (current)	Pro Forma Adjustments*	Acquiring Fund, Institutional Class Pro Forma (Combined)
Net Assets	$223,701,378.25	$45,258,945.52	$0.00	$268,960,323.77
Shares Outstanding	10,181,084.18	1,883,222.16~~2~~	(871,829.99)	11,192,476.35~~6~~
Net Asset Value Per Share	$21.97	$24.03	-	$24.03
*The adjustment to the pro forma shares outstanding number represents a decrease in shares outstanding of the Acquiring Fund to reflect the exchange of the Century Fund.

7.	With respect to the penultimate paragraph of the shareholder letter, please consider adding a sentence, which states what would happen if the Reorganization is not consummated.

The Trust has included the following sentence to the referenced paragraph as follows:

If shareholders of the Century Fund do not approve the Plan, the Century Fund will not be reorganized into the corresponding Acquiring Fund and will remain as a series within Century Trust.  In this instance, Century and the Board of the Century Trust will have to consider other alternatives, including the possibility of liquidating the Century Fund.

8.
With respect to the section entitled “Questions and Answers,” on Page iii, under the heading “Question:  Will there be any repositioning costs associated with the Reorganization,” please explain supplementally why no repositioning is expected if the investment strategies and objectives of the Century Fund and the Acquiring Fund are so different that you had to change the investment objective of the Acquiring Fund.

The Trust notes supplementally that the investment objectives and investment strategies of the Century Fund and Acquiring Fund are essentially the same, albeit with different wording.  The investment advisers to each of the Century Fund and the Acquiring Fund concur that “capital appreciation” and “capital growth” have the same meaning.  Therefore, with respect to the investment objective, the Trust will be notifying the Acquiring Fund shareholders that the Trust’s Board of Trustees approved a change to the wording of the investment objective as follows:

“The Congress Large Cap Growth Fund seeks long‑term capital ~~appreciation~~ growth.”

Similarly, after reviewing the strategies described in the prospectus of the Century Fund compared to the Acquiring Fund, both investment advisers to the respective funds concluded that they executed their respective strategies in very similar manners even though the disclosure read differently due to different drafters.

9.
With respect to the section entitled “Comparison of the Century Fund to the Acquiring Fund” on Page 1, the Staff notes that the following disclosure is provided: “Century looks to companies with market capitalizations in excess of $4 billion, whereas Congress looks to the companies within the Russell 1000 Growth Index, which is currently comprised of companies with market capitalizations that range from $2 billion to $550 billion.”  Given that the Century Fund and the Acquiring Fund look to different market capitalizations, please explain supplementally why there is no need for repositioning.  Also, please supplementally disclose how much of the Acquiring Fund’s portfolio is under $4 billion (does not have to be quantified, you can say for example, an insignificant amount).

The Trust has received confirmation from Century Capital Management, LLC and Congress Asset Management that no repositioning will be necessary for either Fund.  Furthermore, Congress Asset Management has indicated that the Acquiring Fund’s portfolio currently has no holdings with market capitalizations below $4 billion.  Congress confirmed that it does not foresee a time when more than 20% of the Fund’s holdings will have capitalizations below $4 billion.

10.
With respect to the section entitled “Comparison of Principal Risks” on Page 6, the Staff notes that while GDRs are included in the principal investment strategy for the Acquiring Fund, they are not included in the principal risks for the Acquiring Fund.  Please address this inconsistency.

The Trust generally addresses the risks of GDRs in the paragraph describing “Foreign Investment Risks.”  The Trust’s SAI provides more information about GDRs in its “Foreign Securities” disclosure.  As part of its next annual prospectus update in April 2018, the Trust will specifically add GDRs to the “Foreign Investment Risks” disclosure in the prospectus.

11.
With respect to the section entitled “Board Considerations” and the bullet point entitled “Potential Economies of Scale” on Page 14, please consider adding a more substantive discussion regarding the Board’s consideration of potential economies of scale.

As provided by Century Capital Management Trust, the referenced paragraph within the “Board Considerations” section has been enhanced as follows:

•
Potential Economies of Scale.  The Board considered Congress’ distribution capabilities, the prospects for future growth of the Acquiring Fund and that the shareholders of the Century Fund may benefit from economies of scale depending on the future growth of the Acquiring Fund.  The Board noted that economies of scale are difficult to identify or quantify and that fee levels and expense subsidization, among other factors, may be relevant.  The Board noted that Congress would contractually agree to waive its advisory fee or reimburse Acquiring Fund expenses so that the Acquiring Fund does not exceed its expense cap.

12.
With respect to the section entitled “Board Considerations” and the bullet point entitled “Shareholder Services” on Page 12, please confirm supplementally what is meant by the statement: “shareholders would have additional fund options available for exchange through the Congress Funds after the Reorganization.”  For example, is this statement intended to convey that shareholders will have more funds to choose from?

The Trust confirms supplementally that the disclosure is intended to convey that currently the Century family of funds consists of only two fund series, while the Congress family of funds, with the addition of a new Congress Small Cap Growth Fund, consists of four fund series.

13.
With respect to the section entitled “Description of the Securities to be Issued; Rights of Shareholders” on Pages 20 and 21, please confirm supplementally that no shareholder rights are more limited as a result of the Reorganization.

The Trust confirms supplementally that shareholder rights will not be any more limited as a result of the Reorganization.

14.
Within the Statement of Additional Information on Page A-9, the Staff notes that the second fundamental policy makes a reference to “p. B-” however the page number reference is missing.  Please consider revising to include the intended page reference.

The Trust has removed the page cross reference.

15.	Within the Pro Forma Financial Information, Appendix B, please consider adding a Valuation Note

The Trust has added a Valuation Note as follows

Security Valuation. All equity securities, which may include Real Estate Investment Trusts (“REIT’s”), Business Development Companies (“BDC’s”), and Master Limited Partnerships (“MLP’s”), that are traded on U.S. or foreign national securities exchanges are valued at the last reported sale price on the exchange on which the security is principally traded or the exchange’s official closing price, if applicable. If, on a particular day, an exchange-traded security does not trade, then the mean between the most recent quoted bid and asked prices will be used. All equity securities, which may include REIT’s, BDC’s, and MLP’s, that are not traded on a listed exchange are valued at the last sale price in the over the counter market. If a non-exchange traded security does not trade on a particular day, then the mean between the last quoted closing bid price and asked price will be used.

Securities for which quotations are not readily available are valued at their respective fair values as determined in good faith by the Valuation Committee. When a security is “fair valued,” consideration is given to the facts and circumstances relevant to the particular situation, including a review of various factors set forth in the pricing procedures adopted by the Board of Trustees.  Fair value pricing is an inherently subjective process, and no single standard exists for determining fair value.  Different funds could reasonably arrive at different values for the same security.  The use of fair value pricing by a fund may cause the net asset value of its shares to differ significantly from the net asset value that would be calculated without regard to such considerations.

16.
Within Appendix B, please consider adding disclosure which conveys that the Reorganization is contingent upon the completion of the reorganization of another Century-advised mutual fund into a corresponding Congress-advised mutual fund.

The Trust agrees to add disclosure to Appendix B indicating that the Reorganization is contingent upon the completion of the Reorganization of another Century-advised mutual fund into a corresponding Congress-advised mutual fund as suggested.

17.	With respect to Appendix B, please consider adding disclosure which conveys that there will not be any portfolio repositioning as a result of the Reorganization.

The Trust agrees to add disclosure to Appendix B indicating that there will not be any portfolio repositioning.

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I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact the undersigned at (626) 914‑7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of the Trust

cc:      Domenick Pugliese, Schiff Hardin LLP